COMMENTS RECEIVED ON FEBRUARY 27, 2013

FROM EDWARD BARTZ

FIDELITY MERRIMACK STREET TRUST (File Nos. 333-186372 and 811-22796)

Fidelity Corporate Bond Exchange Traded Fund

1.

C: We note from your cover letter that you will obtain exemptive relief from the Commission to operate as an actively-managed ETF prior to initiating a public offering of Fund shares or otherwise gathering more than de minimis assets. We may have additional comments after the granting of exemptive relief.

R: Noted.

2. "Fund Summary" (prospectus)

"Fee Table"

C: The penultimate line item in the table of annual fund operating expenses provides for a fee waiver and/or expense reimbursement. Please file a copy of the fee waiver or expense reimbursement agreement as an exhibit to the registration statement. Also, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. See Instruction 3(e) to Item 3 of Form N-1A.

R: We are familiar with Instruction 3(e) to Item 3 of Form N-1A and will update the fee table, as appropriate, in a future filing, once the fund's contractual arrangements have been finalized.

3. "Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The first bullet point in this section provides that the Fund will normally invest at least 80% of its assets in corporate bonds and other corporate debt securities and repurchase agreements for those securities. Since the term "corporate bond" is in the Fund's name, please revise this policy to provide that the Fund will invest, under normal circumstances, at least 80% of the value of its assets in "corporate bonds." The Fund may then provide reasonable definition of "corporate bonds." See Rule 35d-1 (a)(2)(i) under the Investment Company Act of 1940 (the "Investment Company Act").

R: We believe that any requirement under Rule 35d-1 of the 1940 Act for the fund to have a policy to invest 80% in corporate bonds is met by its policy to invest 80% in investment-grade corporate debt securities. In this regard, as previously discussed with the Staff,we continue to take the position we have taken historically, which is that the term "bond" suggests debt securities of all types (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). We note that the Commission, when adopting Rule 35d-1, did not elaborate on the types of debt securities suggested by the term "bond." Moreover, we believe that complying with the Staff's request that the fund adopt a policy of investing in "bonds" and then defining bonds to be the types of securities currently referenced in the fund's 80% policy differs from the current disclosure in form only, not in substance, and reflects an acknowledgment that the substance of the fund's 80% policy is acceptable. Accordingly, we believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure as suggested.

Fidelity Merrimack Street Trust (File Nos. 333-186372 and 811-22796)

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4. "Fund Summary" (prospectus)

"Principal Investment Strategies"

C: Because the fifth bullet point in this section provides that "potentially"investing in lower-quality debt securities is a principal investment strategy of the Fund, it is unclear if this is or is not a principal investment strategy. However, disclosure in the Item 9 discussion of principal investment strategies states that, "[I]n addition to the principal investment strategies," the Fund may invest in lower-quality debt securities. Please reconcile this inconsistency and provide a clear statement of the Fund's investment strategy regarding lower-quality debt securities. Additionally, please include the term "junk bonds" in describing lower-quality debt securities.

R: We will remove the term "potentially" in the bullet "potentially investing in lower quality debt securities" under Principal Investment Strategies in the Fund Summary section. We have also revised the disclosure under "Principal Investment Strategies" in the "Investment Details" section to read: "The Adviser may invest the fund's assets in lower-quality debt securities."

We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

5. "Fund Summary" (prospectus)

"Principal Investment Risks"

C: The fourth bullet point in this section includes a description of lower-quality debt securities risk. If investing in lower-quality debt securities is a principal investment strategy of the Fund, please provide a separate risk disclosure for this type of investment, including a description of the speculative characteristics of lower-quality debt securities.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the principal investment risks to which the fund will be subject, including those associated with lower quality debt. Accordingly, we have not added disclosure.

6. "Fund Summary" (prospectus)

"Investment Advisers"

C: Disclosure in this section states that "other investment advisers serve as sub-advisers" for the Fund. Please disclose the names of these sub-advisers in this section, or confirm to us that no single sub-adviser is expected to be responsible for the management of 30% or more of the Fund's net assets. See Instruction 2 to Item 5(a) of Form N-1A.

R: We confirm that "other investment advisers" are not expected to manage 30% or more of the fund's assets.

Fidelity Merrimack Street Trust (File Nos. 333-186372 and 811-22796)

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7. "Investment Details" (prospectus)

"Principal Investment Strategies"

C: The last bullet point in this section provides that the Fund will engage in derivatives transactions such as interest rate, total return, and credit default swaps. Please explain to us whether derivatives will be included in the calculation of the Fund's compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of the Fund's derivatives will not be included toward the 80% policy.

In addition, please disclose later in the registration statement that if the Fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. Also, when the Fund engages in total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

R: As disclosed, Fidelity Corporate Bond Exchange Traded Fund normally invests at least 80% of assets in investment-grade corporate bonds and other corporate debt securities and repurchase agreements for those securities. Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, we confirm that at this time the fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund's derivatives would not be included toward the 80% policy.

8. "Valuing Shares" (prospectus)

C: Because shares of the Fund are exchange-traded, in addition to the disclosure provided this section, please provide an explanation that the price of the Fund shares is based on market price. See Item 11(a)(1) of Form N-1A.

R: To address the Staff's comment, the following disclosure will be added to the "Valuing Shares" section:

"Shares of the fund are listed and traded on the NYSE and may be purchased through a broker in the secondary market by individual investors at market prices which may vary throughout the day and may differ from the fund's NAV."

9. "Investment Policies and Limitations" (SAI)

C: Since the fundamental diversification policy indicates that the Fund is diversified, please disclose this fact in the "General Description of the Fund" section that immediately precedes this section. See Item 16(a) of Form N-1A.

R: We will make the requested change.

Fidelity Merrimack Street Trust (File Nos. 333-186372 and 811-22796)

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10. "Buying and Selling Information" (SAI)

"Transaction Fees on Redemptions of Creation Units"

C: This section provides information regarding the fixed and variable transaction fees applicable to redemptions of Creation Units. Please confirm to us that the fixed and variable transaction fees will not exceed 2% of the value of the shares redeemed. See Rule 22c-2 under the Investment Company Act.

R: The fund's fixed and variable transaction fees in connection with redemptions of Creation Units will comply with Rule 22c-2.

11. "Trustees and Officers" (SAI)

C: This section provides a table listing the principal occupations of the Fund's trustees during the last five years, as well as other information. For each director, please briefly discuss the particular experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as a trustee of the Fund. See Item 17(b)(10) of Form N-1A.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Funds' Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

12. "Trustees and Officers" (SAI)

C: This section provides a table which lists various past and current directorships held by each of the trustees of the Fund. Please provide a disclosure indicating all directorships held by each trustee during the past five years. See Item 17(b)(3)(ii) of Form N-1A.

R: We confirm that in accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

13.

C: Please advise us if you have submitted or expect to submit a no-action request or any additional exemptive applications in connection with your registration statement.

R: On May 10, 2013, the SEC issued a final order granting Fidelity's request for relief to operate actively managed ETFs. NYSE Arca, Inc. has filed a request for a rule change pursuant to the provisions of Section 19(b)(1) of the Securities Exchange Act of 1934 and Rule 19b-4 thereunder proposing to list and trade shares of the Fidelity Corporate Bond ETF under NYSE Arca Equities Rule 8.600.

Fidelity Merrimack Street Trust (File Nos. 333-186372 and 811-22796)

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14.

C: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

R: Noted.

15.

C: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferable before filing the final pre-effective amendment.

R: Noted.

16.

C: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

R: Noted.

17.

C: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

R: Noted.

18. Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

Fidelity Merrimack Street Trust (File Nos. 333-186372 and 811-22796)

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R: We affirm the aforementioned statements.